Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated December 16, 2014

Relating to Preliminary Prospectus dated December 9, 2014

Registration No. 333-200293

Juno Therapeutics, Inc.

This free writing prospectus relates to the initial public offering of common stock Juno Therapeutics, Inc. and should be read together with the preliminary prospectus dated December 9, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of common stock. On December 16, 2014, Juno filed Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 3”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1594864/000119312514443418/d772541ds1a.htm

References to “Juno,” “company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

Increase to Estimated Initial Offering Price Range

The estimated initial public offering price per share of our common stock set forth in the Preliminary Prospectus has been increased to $21.00 to $23.00 per share from $15.00 to $18.00 per share.

Potential purchase of shares by a member of our Board of Directors in the offering

Hal V. Barron, M.D., one of our directors, has expressed an interest in purchasing 100,000 shares of common stock in the initial public offering of our common stock. All such shares would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. However, because there is no binding agreement obligating Dr. Barron to purchase these shares, Dr. Barron may determine to purchase fewer shares than he has indicated an intent to purchase or not to purchase any shares in this offering.

If Dr. Barron purchases the shares he has expressed an interest in purchasing, our executive officers and directors as a group will beneficially own approximately 22.84% of our outstanding our common stock upon the closing of this offering. As previously disclosed, CL Alaska, L.P. has indicated an intent to purchase up to approximately $25 million in shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. If CL Alaska, L.P. and Dr. Barron purchase all of these shares, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates will beneficially own approximately 59.8% of our outstanding voting stock upon the closing of this offering.

Update to “Prospectus Summary—Summary Financial and Other Data”

The consolidated balance sheet data disclosure set forth in the section of the Preliminary Prospectus captioned “Prospectus Summary— Summary Financial and Other Data” has been revised as follows:

	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash	$237,834	$237,834	$423,834
Working capital	224,566	224,566	410,566
Total assets	249,362	249,362	435,362
Total liabilities	16,076	16,076	16,076
Convertible preferred stock(3)	387,695	—	—
Accumulated deficit(3)	(154,410)	(154,410)	(154,410)
Total stockholders’ (deficit) equity	(154,409)	233,286	419,286

(1)	Reflects on a pro forma basis the automatic conversion of our outstanding shares of convertible preferred stock into 59,909,397 shares of our common stock, which will occur immediately prior to the closing of this offering. Does not reflect the potential payment by us of $20.0 million in cash and the issuance of 1,602,564 shares of our capital stock to Opus Bio, Inc., or Opus Bio, each of which is conditioned on the effectiveness of the December 2014 license agreement pursuant to which Opus Bio has agreed to grant us a license to a CD22-directed CAR product candidate.
(2)	Reflects on a pro forma as adjusted basis the automatic conversion of our convertible preferred stock described in (1) and the sale and issuance by us of 9,250,000 shares of common stock in this offering at the assumed initial public offering price of $22.00 per share, the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $22.00 per share would increase (decrease) each of cash, working capital, total assets and total stockholders’ equity by approximately $8.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) each of cash, working capital, total assets and total stockholders’ equity by approximately $20.5 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. Does not reflect the potential payment by us of $20.0 million in cash and the issuance of 1,602,564 shares of our capital stock to Opus Bio, each of which is conditioned on the effectiveness of the December 2014 license agreement pursuant to which Opus Bio has agreed to grant us a license to a CD22-directed CAR product candidate.
(3)	See note (2) to the summary statement of operations data above. The non-cash deemed dividends were recorded as an increase in convertible preferred stock of $67.5 million, a decrease in additional paid-in capital of $16.4 million, and an increase in accumulated deficit of $51.1 million. The impact of this offering on the success payment liabilities has been excluded from the pro forma presentations. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Success Payments” elsewhere in this prospectus for a discussion of the estimated expense expected to be recognized in the financial statements in the quarter in which a successful initial public offering occurs.

Update to “Capitalization”

The tabular disclosure set forth in the section of the Preliminary Prospectus captioned “Capitalization” has been revised as follows:

	As of September 30, 2014
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands, except share and per share amounts)
Cash	$237,834	$237,834	$423,834

Convertible preferred stock, $0.0001 par value per share; 243,658,977 authorized, 59,909,397 shares issued and outstanding, actual; no shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	$387,695	$—	$—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value per share, 400,000,000 shares authorized, 7,006,709 shares issued and outstanding, actual; 495,000,000 shares authorized, 66,916,106 shares issued and outstanding, pro forma; and 495,000,000 shares authorized, 76,166,106 shares issued and outstanding, pro forma as adjusted	1	7	8
Preferred stock, $0.0001 par value per share, no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	—	387,689	573,688
Accumulated deficit	(154,410)	(154,410)	(154,410)

Total stockholders’ (deficit) equity	(154,409)	233,286	419,286

Total capitalization	$249,362	$249,362	$435,362

(1)	Does not reflect the potential payment by us of $20.0 million in cash and the issuance of 1,602,564 shares of our capital stock to Opus Bio, each of which is conditioned on the effectiveness of the December 2014 license agreement pursuant to which Opus Bio has agreed to grant us a license to a CD22-directed CAR product candidate. The impact of this offering on the success payment liabilities has been excluded from the pro forma presentations. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Success Payments” elsewhere in this prospectus for a discussion of the estimated expense expected to be recognized in the financial statements in the quarter in which a successful initial public offering occurs.
(2)	Each $1.00 increase (decrease) in the assumed initial public offering price of $22.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $8.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $20.5 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

Update to “Dilution”

The disclosure set forth in the second paragraph and accompanying table section of the Preliminary Prospectus captioned “Dilution” has been updated in its entirety to read as follows:

Historical net tangible book value (deficit) represents our total tangible assets (total assets less intangible assets) less total liabilities and fair value of our convertible preferred stock divided by the number of outstanding shares of common stock. As of September 30, 2014, our historical net tangible book deficit was $154.4 million, or $22.04 per share. After giving effect to the automatic conversion of our outstanding convertible preferred stock into an aggregate of 59,909,397 shares of common stock immediately prior to the closing of this offering, our pro forma net tangible book value as of September 30, 2014 was $233.3 million, or $3.49 per share.

After giving further effect to the sale and issuance of 9,250,000 shares of our common stock in this offering at an assumed initial public offering price of $22.00 per share, the midpoint of the price range set forth on the cover of the Preliminary Prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2014 would have been approximately $419.3 million, or $5.50 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.01 per share to existing stockholders and an immediate dilution of $16.50 per share to new investors participating in this offering. The following table illustrates this dilution on a per share basis to new investors:

Assumed initial price to public per share		$22.00
Historic net tangible book value (deficit) per share as of September 30, 2014	$(22.04)
Pro forma increase in net tangible book value (deficit) per share as of September 30, 2014	25.53

Pro forma net tangible book value per share as of September 30, 2014	$3.49
Increase in net tangible book value per share attributable to investors participating in the offering	2.01

Pro forma as adjusted net tangible book value per share after this offering		5.50

Dilution per share to investors participating in this offering		$16.50

Update to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Success Payments—Fred Hutchinson Cancer Research Center”

The disclosure set forth in the third paragraph in the section of the Preliminary Prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Success Payments—Fred Hutchinson Cancer Research Center” has been updated in its entirety to read as follows:

As of September 30, 2014, the estimated fair value of the success payment liability was $6.4 million. We recorded a research and development expense of $1.1 million in the nine months ended September 30, 2014 and a corresponding liability on the balance sheet. This expense represents the portion of the estimated success payment liability attributable to the elapsed service period. The assumptions used to estimate the fair value of the success payment liability are subject to a significant amount of judgment including the expected volatility of our common stock, estimated term, and estimated number of valuation measurement dates. A small change in the assumptions, or a change in our stock price, may have a relatively large change in the estimated fair value of the success payment liability. If we substituted the low and high ends of the price range set forth on the cover page of this prospectus ($21.00 and $23.00, respectively) for the estimated fair value of our common stock as of September 30, 2014 and assumed our initial public offering occurred on September 30, 2014, we estimate that the fair value of the success payment liability would have been approximately $59.8 million and $65.1 million, respectively. The significant increase in the estimated liability is a result of both the increase in the estimated stock price as well as the increase in the potential number of valuation measurement dates triggered by an initial public offering. As a result of the increase in the estimated success payment liability, we expect to record expense between approximately $16 million and $19 million in the quarter in which a successful initial public offering occurs, based on the low and high ends of the price range set forth on the cover of this prospectus of $21.00 and $23.00 per share, respectively. The actual amount of expense we record may be lower or higher than this estimated amount if the price per share of our common stock as of December 31, 2014 is below or above such price range, respectively.

Update to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Success Payments—Memorial Sloan Kettering Cancer Center”

The disclosure set forth in the third paragraph in the section of the Preliminary Prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Success Payments—Memorial Sloan Kettering Cancer Center” has been updated in its entirety to read as follows:

As of September 30, 2014, the estimated fair value of the success payment liability was $2.5 million. We recorded a research and development expense of $0.4 million in the nine months ended September 30, 2014 and a corresponding liability on the balance sheet. This expense represents the portion of the estimated success payment liability attributable to the elapsed service period. The assumptions used to estimate the fair value of the success payment liability are subject to a significant amount of judgment including the expected volatility of our common stock, estimated term, and estimated number of valuation measurement dates. A small change in the assumptions, or a change in our stock price, may have a relatively large change in the estimated fair value of the success payment liability. If we substituted the low and high ends of the price range set forth on the cover page of this prospectus ($21.00 and $23.00, respectively) for the estimated fair value of our common stock as of September 30, 2014 and assumed our initial public offering occurred on September 30, 2014, we estimate that the fair value of the success payment liability would have been approximately $21.4 million and $23.6 million, respectively. The significant increase in the estimated liability is a result of both the increase in the estimated stock price as well as the increase in the potential number of valuation measurement dates triggered by an initial public offering. As a result of the increase in the estimated success payment liability, we expect to record expense between approximately $6 million and $8 million in the quarter in which a successful initial public offering occurs, based on the low and high ends of the price range set forth on the cover of this prospectus of $21.00 and $23.00 per share, respectively. The actual amount of expense we record may be lower or higher than this estimated amount if the price per share of our common stock as of December 31, 2014 is below or above such price range, respectively.

Juno has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Juno has filed with the SEC for more complete information about Juno and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; and Goldman, Sachs & Co. by mail at 200 West Street, New York, New York 10282, Attention: Prospectus Department, by calling toll-free (866) 471-2526, or by e-mailing prospectus-ny@ny.email.gs.com.